Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2019	As at December 31, 2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	6	116,980	123,706	1,734
Intangible assets	6	13,762	14,632	205
Property, plant and equipment	4	70,601	78,552	1,101
Right-of-use assets	5	—	15,706	220
Financial assets
Derivative assets	17, 18	173	—	—
Investments	8	6,916	9,045	127
Trade receivables		4,373	4,373	61
Other financial assets	11	5,146	4,790	67
Investments accounted for using the equity method		1,235	1,291	18
Deferred tax assets		5,604	5,943	83
Non-current tax assets		20,603	12,412	174
Other non-current assets	12	15,872	11,652	163

Total non-current assets		261,265	282,102	3,953

Inventories	9	3,951	2,063	29
Financial assets
Derivative assets	17, 18	4,931	1,352	19
Investments	8	220,716	164,256	2,302
Cash and cash equivalents	10	158,529	186,637	2,615
Trade receivables		100,489	100,622	1,410
Unbilled receivables		22,880	24,663	346
Other financial assets	11	14,611	9,538	134
Contract assets		15,038	14,553	204
Current tax assets		7,435	3,459	48
Other current assets	12	23,086	21,999	308

		571,666	529,142	7,415
Assets held for sale		240	—	—

Total current assets		571,906	529,142	7,415

TOTAL ASSETS		833,171	811,244	11,368

EQUITY
Share capital		12,068	11,426	160
Securities premium reserve		533	1,179	17
Retained earnings		534,700	503,167	7,051
Share-based payment reserve		2,617	2,203	31
Other components of equity		18,198	21,679	304

Equity attributable to the equity holders of the Company		568,116	539,654	7,563
Non-controlling interest		2,637	1,580	22

TOTAL EQUITY		570,753	541,234	7,585

LIABILITIES
Financial liabilities
Long - term loans and borrowings	13	28,368	22,299	312
Derivative liabilities	17, 18	—	4
Lease liabilities		—	10,632	149
Other financial liabilities	14	—	5	—
Deferred tax liabilities		3,417	3,522	49
Non-current tax liabilities		11,023	11,549	162
Other non-current liabilities	15	5,258	6,152	86
Provisions	16	2	2	—

Total non-current liabilities		48,068	54,165	758

Financial liabilities
Loans, borrowings and bank overdrafts	13	71,099	72,380	1,014
Derivative liabilities	17, 18	1,310	1,573	22
Trade payables and accrued expenses		88,304	80,570	1,130
Lease liabilities		—	6,389	90
Other financial liabilities	14	644	604	8
Contract liabilities		24,768	21,153	296
Current tax liabilities		9,541	13,903	195
Other current liabilities	15	18,046	18,749	263
Provisions	16	638	524	7

Total current liabilities		214,350	215,845	3,025

TOTAL LIABILITIES		262,418	270,010	3,783

TOTAL EQUITY AND LIABILITIES		833,171	811,244	11,368

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Rishad A Premji Chairman	M K Sharma Director	Abidali Z Neemuchwala Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M Sanaulla Khan Company Secretary

Bengaluru January 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2018	2019	2019	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	21	150,595	154,705	2,168	435,782	453,122	6,350
Cost of revenues	22	(103,971)	(109,673)	(1,537)	(306,091)	(321,952)	(4,512)

Gross profit		46,624	45,032	631	129,691	131,170	1,838

Selling and marketing expenses	22	(11,889)	(11,030)	(154)	(33,516)	(32,612)	(457)
General and administrative expenses	22	(6,978)	(7,496)	(105)	(29,282)	(22,142)	(310)
Foreign exchange gains/(losses), net	25	911	727	10	2,899	2,176	30
Other operating income	28	—	—	—	2,798	749	10

Results from operating activities		28,668	27,233	382	72,590	79,341	1,111

Finance expenses	23	(1,627)	(1,844)	(26)	(4,845)	(5,675)	(80)
Finance and other income	24	5,362	5,370	75	15,695	19,174	269
Share of net profit /(loss) of associates accounted for using the equity method		7	34	—	(26)	16	—

Profit before tax		32,410	30,793	431	83,414	92,856	1,300
Income tax expense	20	(6,966)	(6,164)	(86)	(18,178)	(18,594)	(261)

Profit for the period		25,444	24,629	345	65,236	74,262	1,039

Profit attributable to:
Equity holders of the Company		25,103	24,558	344	65,198	73,958	1,035
Non-controlling interest		341	71	1	38	304	4

Profit for the period		25,444	24,629	345	65,236	74,262	1,039

Earnings per equity share:	26
Attributable to equity share holders of the Company
Basic		4.18	4.31	0.06	10.86	12.58	0.18
Diluted		4.17	4.30	0.06	10.83	12.55	0.18

Weighted average number of equity shares used in computing earnings per equity share
Basic		6,006,062,585	5,692,132,118	5,692,132,118	6,006,193,456	5,879,588,157	5,879,588,157
Diluted		6,020,671,301	5,703,265,041	5,703,265,041	6,020,140,129	5,892,966,906	5,892,966,906

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Rishad A Premji Chairman	M K Sharma Director	Abidali Z Neemuchwala Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M Sanaulla Khan Company Secretary

Bengaluru January 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in  millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2018	2019	2019	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		25,444	24,629	345	65,236	74,262	1,039

Other Comprehensive Income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		(263)	(128)	(2)	192	(354)	(5)
Net change in fair value of financial instruments through OCI		(104)	550	8	(1,264)	625	9

		(367)	422	6	(1,072)	271	4

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	19	(4,589)	2,175	30	4,305	3,978	56
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		—	—	—	(4,131)	—	—
Net change in time value of option contracts designated as cash flow hedges		381	(136)	(2)	118	(455)	(6)
Net change in intrinsic value of option contracts designated as cash flow hedges		1,881	(920)	(13)	316	(896)	(13)
Net change in fair value of forward contracts designated as cash flow hedges		2,324	(970)	(14)	928	(1,149)	(16)
Net change in fair value of financial instruments through OCI		793	(274)	(4)	(449)	1,140	16

		790	(125)	(3)	1,087	2,618	37

Total other comprehensive income/ (loss), net of taxes		423	297	4	15	2,889	40

Total comprehensive income for the period		25,867	24,926	349	65,251	77,151	1,079

Profit attributable to:
Equity holders of the Company		25,616	24,842	348	65,074	76,793	1,074
Non-controlling interest		251	84	1	177	358	5

		25,867	24,926	349	65,251	77,151	1,079

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Rishad A Premji Chairman	M K Sharma Director	Abidali Z Neemuchwala Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M Sanaulla Khan Company Secretary

Bengaluru January 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the period
Profit for the period	—	—	—	65,198	—	—	—	—	65,198	38	65,236
Other comprehensive income	—	—	—	—	—	35	1,362	(1,521)	(124)	139	15

Total comprehensive income for the period	—	—	—	65,198	—	35	1,362	(1,521)	65,074	177	65,251

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,237,682	2	383	—	(383)	—	—	—	2	—	2
Issue of shares by controlled trust on exercise of options	—	—	—	416	(416)	—	—	—	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share based payment	—	—	—	4	1,379	—	—	—	1,383	—	1,383

Total transactions with owners of the Company	1,237,682	2	383	420	580	—	—	—	1,385	(24)	1,361

As at December 31, 2018	4,525,022,173	9,050	1,183	516,604	2,352	16,653	1,248	26	547,116	2,563	549,679

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(866)	—	—	—	—	(866)	—	(866)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	533,834	2,617	15,250	2,415	533	567,250	2,637	569,887
Total comprehensive income for the period
Profit for the period	—	—	—	73,958	—	—	—	—	73,958	304	74,262
Other comprehensive income	—	—		—	—	3,924	(2,500)	1,411	2,835	54	2,889

Total comprehensive income for the period	—	—	—	73,958	—	3,924	(2,500)	1,411	76,793	358	77,151

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,164,004	4	646		(646)				4		4
Buyback of equity shares	(323,076,923)	(646)		(105,000)				646	(105,000)		(105,000)
Transaction cost related to buyback				(298)					(298)		(298)
Issue of shares by controlled trust on exercise of options				667	(667)				—		—
Compensation cost related to employee share based payment				6	899				905		905
Cash dividend paid										(1,415)	(1,415)

Total transactions with owners of the Company	(320,912,919)	(642)	646	(104,625)	(414)	—	—	646	(104,389)	(1,415)	(105,804)

As at December 31, 2019	5,713,022,469	11,426	1,179	503,167	2,203	19,174	(85)	2,590	539,654	1,580	541,234

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		160	17	7,051	31	269	(1)	36	7,563	22	7,585

*

Includes 21,129,538 and 24,354,793 treasury shares held as at December 31, 2018 and 2019, respectively by a controlled trust. 2,999,060 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended December 31, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2018	2019	2019
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the period	65,236	74,262	1,041
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(77)	18	—
Depreciation, amortization and impairment	13,879	15,064	211
Unrealized exchange (gain)/ loss, net	(1,775)	3,602	50
Share based compensation expense	1,379	899	13
Share of net (profit)/ loss of associates accounted for using equity method	26	(16)	—
Income tax expense	18,178	18,594	261
Dividend, gain from investments and interest (income)/expenses, net	(12,261)	(15,206)	(213)
Gain from sale of business and loss of control in subsidiary, net	(2,798)	(749)	(10)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	2,201	1,135	16
Unbilled receivables and contract assets	1,609	(603)	(8)
Inventories	(535)	1,889	26
Other assets	(3,166)	668	9
Trade payables, accrued expenses, other liabilities and provisions	10,160	(8,109)	(114)
Contract liabilities	8,939	(3,943)	(55)

Cash generated from operating activities before taxes	100,995	87,505	1,227
Income taxes paid, net	(17,944)	(933)	(13)

Net cash generated from operating activities	83,051	86,572	1,214

Cash flows from investing activities:
Purchase of property, plant and equipment	(17,158)	(17,537)	(246)
Proceeds from sale of property, plant and equipment	1,520	710	10
Purchase of investments	(614,275)	(855,465)	(11,988)
Proceeds from sale of investments	645,958	914,556	12,816
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	26,103	—	—
Payment for business acquisitions, net of cash acquired	—	(6,381)	(89)
Proceeds from sale of business	—	7,459	105
Interest received	16,022	18,716	262
Dividend received	275	262	4

Net cash generated in investing activities	58,445	62,320	874

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	2	10	—
Repayment of loans and borrowings	(67,798)	(73,096)	(1,024)
Proceeds from loans and borrowings	31,172	65,245	914
Repayment of lease liabilities	—	(5,046)	(71)
Payment for deferred contingent consideration in respect of business combination	(265)	—	—
Payment for buy back of shares, including transaction cost	—	(105,298)	(1,476)
Interest paid	(3,598)	(3,558)	(50)
Payment of cash dividend to Non-controlling interest	—	(1,415)	(20)

Net cash used in financing activities	(40,487)	(123,158)	(1,727)

Net increase in cash and cash equivalents during the period	101,009	25,734	361
Effect of exchange rate changes on cash and cash equivalents	834	1,276	18
Cash and cash equivalents at the beginning of the period	40,926	158,525	2,221

Cash and cash equivalents at the end of the period (Note 10)	142,769	185,535	2,600

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited Company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on

January 14, 2020.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2019. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2019, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹71.36 as published by Federal Reserve Board of Governors on December 31, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets and contract assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life is based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term are included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassess the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2019, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

On April 1, 2019, the Company adopted IFRS 16, Leases. Accordingly, the policy for Leases as presented in the Company’s Annual Report is amended as under:

IFRS 16 – Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company assesses, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract involves–

(a)	the use of an identified asset,

(b)	the right to obtain substantially all the economic benefits from use of the identified asset, and

(c)	the right to direct the use of the identified asset.

The Company at the inception of the lease contract recognizes a Right-of-Use (RoU) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short term) and low-value assets.

The cost of the right-of-use assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the right-of-use assets is measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The right-of-use assets is depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of right-of-use assets.

The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets included as part of our annual financial statements for the year ended March 31, 2019.

For lease liabilities at inception, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate.

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the right-of-use assets. Where the carrying amount of the right-of-use assets is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

Lease payments have been classified as cash used in Financing activities.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Contracts in which all the risks and rewards of the lease are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating leases.

Leases, for which the Company is an intermediate lessor, it accounts for the head-lease and sub-lease as two separate contracts. The sub-lease is classified as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2019:

IFRS 16 - Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, applied to all lease contracts outstanding as at April 1, 2019 using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The Company has made use of the following practical expedient available on transition to IFRS 16, (a) not to reassess whether a contract is or contains a lease, accordingly the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to those leases entered or modified before April 1, 2019. (b) The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment, consequently, the Company has recorded the lease liability at the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right to use asset at its carrying amount as if the standard had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application (c) excluded the initial direct costs from measurement of the RoU asset (d) Not to recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rate applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	The Company has recognized right-of use assets of ₹13,439 and corresponding lease liability ₹15,314.

b)

Net carrying value of assets procured under the finance lease of ₹1,243 (gross carrying and accumulated depreciation value ₹3,420 and ₹2,177 respectively) have been reclassified from Property Plant and Equipment to right- of-use assets.

c)	Obligations under Finance leases ₹2,002 (non-current and current obligation under finance leases ₹496 and ₹1,506 respectively) have been reclassified to lease liabilities.

d)	Prepaid rent on leasehold land and other assets, which were earlier classified under Other assets have been reclassified to right-of-use assets by ₹2,215.

The adoption of the new standard has resulted in a reduction of ₹866 in opening retained earnings, net of tax.

The Company recognized during the period in the interim condensed consolidated statement of income, depreciation expense from right-of-use assets ₹4,161 and interest expenses on lease liabilities ₹646.

Lease payments during the period have been disclosed under financing activities in the Consolidated Statement of Cash flows.

The comparatives as at and for the period ended March 31, 2019 and December 31, 2018 have not been retrospectively restated.

The adoption of IFRS 16 did not have any material impact on Consolidated Statement of income and earnings per share.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 (Refer Note 29 of the 2019 Annual Report) and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

IFRIC 23 – Uncertainty over Income Tax treatments

The International Accounting Standards Board clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of IFRIC 23 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

The International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 12 – Income Taxes

The International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2019 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IFRS 3 - Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The Company is currently evaluating the impact of amendment to IFRS 3 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(2)		9		801		32		(6)		834
Additions		65		515		8,401		1,623		3		10,607
Disposals		—		(213)		(2,973)		(917)		(97)		(4,200)

As at December 31, 2018	₹	3,700	₹	25,456	₹	93,451	₹	16,510	₹	1,039	₹	140,156
Accumulated depreciation:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		10		477		13		(3)		497
Depreciation		—		768		8,240		1,022		243		10,273
Disposals		—		(84)		(2,134)		(491)		(51)		(2,760)

As at December 31, 2018	₹	—	₹	6,518	₹	71,908	₹	12,527	₹	695	₹	91,648
Capital work-in-progress											₹	21,700

Net carrying value including Capital work-in-progress as at December 31, 2018											₹	70,208

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—		5,824		65,325		11,983		506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment**		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019		3,697		27,490		88,946		16,505		948		137,586
Translation adjustment		4		91		889		80		2		1,066
Additions		55		1,905		9,968		2,092		9		14,029
Additions through Business combinations		—		—		392		2		—		394
Disposals		—		(85)		(2,467)		(201)		(130)		(2,883)

As at December 31, 2019	₹	3,756	₹	29,401	₹	97,728	₹	18,478	₹	829	₹	150,192
Accumulated depreciation:
As at April 1, 2019		—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019		—		6,715		71,011		12,593		682		91,001
Translation adjustment		—		35		651		52		1		739
Depreciation		—		970		6,281		1,152		142		8,545
Disposals		—		(24)		(1,960)		(40)		(113)		(2,137)

As at December 31, 2019	₹	—	₹	7,696	₹	75,983	₹	13,757	₹	712	₹	98,148
Capital work-in-progress											₹	26,508

Net carrying value including Capital work-in-progress as at December 31, 2019											₹	78,552

*	Includes computer equipment and software.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to ₹1,480 for the year ended March 31, 2019, forming part of Cost of Revenues in the consolidated statement of income.

5. Right-of-use assets

	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019 **	₹	2,003	₹	11,371	₹	2,874	₹	649	₹	16,897
Additions		—		1,264		1,132		208		2,604
Additions through Business combinations		—		197		—		—		197
Disposals		—		(27)		(47)		(45)		(119)
Translation adjustment		—		189		60		8		257

As at December 31, 2019	₹	2,003	₹	12,994	₹	4,019	₹	820	₹	19,836

Accumulated depreciation:
Depreciation		21		2,685		1,256		199		4,161
Disposals		—		(18)		(47)		(4)		(69)
Translation adjustment		—		24		12		2	₹	38

As at December 31, 2019	₹	21	₹	2,691	₹	1,221	₹	197	₹	4,130

Net carrying value as at December 31, 2019									₹	15,706

*	Includes computer equipment.
**	Includes net carrying value of property, plant and equipment under finance lease arrangement.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2019		December 31, 2019
Balance at the beginning of the year	₹	117,584	₹	116,980
Translation adjustment		4,529		3,558
Acquisition through business combination, net		—		3,168
Disposal		(4,893)		—
Assets reclassified as held for sale		(240)		—

Balance at the end of the period	₹	116,980	₹	123,706

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		633		320		953

As at December 31, 2018	₹	27,219	₹	6,871	₹	34,090
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		58		95		153
Amortization and impairment *		2,607		861		3,468

As at December 31, 2018	₹	14,928	₹	3,717	₹	18,645

Net carrying value as at December 31, 2018	₹	12,291	₹	3,154	₹	15,445

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal		(101)		(199)		(300)

As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		520		129		649
Acquisition through business combinations		2,618		102		2,720

As at December 31, 2019	₹	30,062	₹	6,176	₹	36,238
Accumulated amortization:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		71		70		141
Amortization		1,667		691		2,358

As at December 31, 2019	₹	17,083	₹	4,523	₹	21,606

Net carrying value as at December 31, 2019	₹	12,979	₹	1,653	₹	14,632

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹838 for the nine months ended December 31, 2018 and year ended March 31, 2019.

Amortization and impairment expense on intangible assets are included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations:

During the period ended December 31, 2019, the Company has completed two business combinations (which individually are not material) for a total consideration of ₹6,533. These include (a) taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited and (b) acquisition of International TechneGroup Incorporated, a global digital engineering and manufacturing solutions Company. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	858
Customer related intangibles		2,618
Marketing related intangibles		102
Deferred tax liabilities on intangible assets		(213)

Total	₹	3,365
Goodwill		3,168

Total purchase price	₹	6,533

Net assets acquired include ₹152 of cash and cash equivalents.

The goodwill of ₹3,168 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is partially deductible for Indian income tax purpose.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

Investments consist of the followings:

	As at
	March 31, 2019		December 31, 2019
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	6,916	₹	9,045

	₹	6,916	₹	9,045
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	13,960	₹	29,328
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and Bonds		185,048		109,837
Financial instruments at amortized cost
Inter corporate and term deposits *		21,708		25,091

	₹	220,716	₹	164,256

	₹	227,632	₹	173,301

*	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹786 (March 31, 2019: ₹463).

9. Inventories

Inventories consist of the following:

	As at
	March 31, 2019		December 31, 2019
Stores and spare parts	₹	677	₹	603
Finished and traded goods		3,274		1,460

	₹	3,951	₹	2,063

10. Cash and cash equivalents:

Cash and cash equivalents as at March 31, 2019 and December 31, 2019, consists of cash and balance in deposits with banks. Cash and cash equivalents consist of the followings:

	As at
	March 31, 2019		December 31, 2019
Cash and bank balances	₹	41,966	₹	40,022
Demand deposits with banks *		116,563		146,615

	₹	158,529	₹	186,637

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	Nine months ended December 31,
	2018		2019
Cash and cash equivalents	₹	142,769	₹	186,637
Bank overdrafts		—		(1,102)

	₹	142,769	₹	185,535

11. Other financial assets

	As at
	March 31, 2019		December 31, 2019
Non-current
Security deposits	₹	1,436	₹	1,348
Interest receivables		1,139		1,139
Finance lease receivables		1,794		1,723
Other deposits		777		580

	₹	5,146	₹	4,790
Current
Security deposits	₹	1,050	₹	1,172
Due from officers and employees		738		1,182
Finance lease receivables		1,618		2,207
Interest receivables		1,789		3,069
Other deposits		33		11
Others		9,383		1,897

	₹	14,611	₹	9,538

	₹	19,757	₹	14,328

12. Other assets

	As at
	March 31, 2019		December 31, 2019
Non-current
Prepaid expenses	₹	6,323	₹	4,179
Costs to obtain contract		4,212		4,175
Costs to fulfil contract		—		270
Others		5,337		3,028

	₹	15,872	₹	11,652
Current
Prepaid expenses	₹	12,148	₹	10,787
Due from officers and employees		871		470
Advance to suppliers		3,247		2,349
Balance with GST and other authorities		5,543		6,965
Costs to obtain contract		1,170		1,302
Others		107		126

	₹	23,086	₹	21,999

	₹	38,958	₹	33,651

13. Loans and borrowings

	As at
	March 31, 2019		December 31, 2019
Borrowings from banks	₹	96,979	₹	93,162
Bank overdrafts		4		1,102
Obligations under finance leases (Refer Note 3)		2,002		—
Loans from institutions other than bank		482		415

	₹	99,467	₹	94,679

Non-current		28,368		22,299
Current		71,099		72,380

14. Other financial liabilities

	As at
	March 31, 2019		December 31, 2019
Non-current
Deposits and others	₹	—	₹	5

	₹	—	₹	5
Current
Deposits and others	₹	644	₹	604

	₹	644	₹	604

	₹	644	₹	609

15. Other liabilities

	As at
	March 31, 2019		December 31, 2019
Non-current
Employee benefits obligations	₹	2,083	₹	2,294
Others		3,175		3,858

	₹	5,258	₹	6,152
Current
Statutory and other liabilities	₹	5,430	₹	5,904
Employee benefits obligations		10,065		10,770
Advance from customers		1,361		1,596
Others		1,190		479

	₹	18,046	₹	18,749

	₹	23,304	₹	24,901

16. Provisions

	As at
	March 31, 2019		December 31, 2019
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	275	₹	320
Others		363		204

	₹	638	₹	524

	₹	640	₹	526

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2019				December 31, 2019
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell: Forward contracts	USD	333	₹	1,410	USD	722	₹	443
		€—		—		€82	₹	(45)
		£—		—		£11	₹	(51)
	AUD	97	₹	15	AUD	116	₹	(98)

Range forward options contracts	USD	1,067	₹	1,149	USD	656	₹	238
		£191	₹	68		£142	₹	(398)
		€153	₹	349		€78	₹	60
	AUD	56	₹	39	AUD	35	₹	16

Interest rate swaps	USD	75	₹	(11)	USD	75	₹	(11)

Non-designated derivatives instruments
Sell: Forward contracts	USD	1,182	₹	1,359	USD	1,322	₹	78
		€32	₹	55		€43	₹	(28)
		£1	₹	(1)		£77	₹	(191)
	AUD	82	₹	28	AUD	64	₹	(56)
	SGD	11	₹	1	SGD	3	₹	(2)
	ZAR	56	₹	14	ZAR	17	₹	(1)
	CAD	56	₹	40	CAD	55	₹	(33)
	SAR	123	₹	(1)	SAR	38		^
	AED	9		^	AED	9		^
	PLN	38	₹	15	PLN	10	₹	(3)
	CHF	10		^	CHF	13	₹	(13)
	QAR	3	₹	(1)	QAR	19	₹	(7)
	TRY	28	₹	12	TRY	30	₹	7
	NOK	29	₹	4	NOK	19	₹	(6)
	OMR	1	₹	(1)	OMR	2		^
	SEK	35	₹	5	SEK	39	₹	(9)
	MYR	—		—	MYR	20	₹	(8)

Range forward options contracts	USD	150	₹	161	USD	—		—
		€31	₹	12		€—		—
		£71	₹	57		£—		—

Buy : Forward contracts	USD	730	₹	(971)	USD	716	₹	(114)
	JPY	154		^	JPY	—		—
	MXN	9		^	MXN	11	₹	1
	DKK	75	₹	(13)	DKK	34	₹	6

			₹	3,794			₹	(225)

^	Value is less than ₹1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2018		2019
Balance as at the beginning of the period	₹	(143)	₹	3,019

Deferred cancellation gain/(loss), net		6		(206)
Changes in fair value of effective portion of derivatives		(438)		(198)
Net gain/(loss) reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		2,133		(2,667)

Gain/(loss) on cash flow hedging derivatives, net	₹	1,701	₹	(3,071)

Balance as at the end of the period		1,558		(52)
Deferred tax thereon		(310)		(33)

Balance as at the end of the period, net of deferred tax	₹	1,248	₹	(85)

As at December 31, 2018, March 31, 2019 and December 31, 2019, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, lease liability, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2019 and December 31, 2019, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2019				As at December 31, 2019
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	3,149	—	3,149	—	972	—	972	—
Others	1,955	—	1,955	—	380	—	380	—
Investments:
Investment in liquid and short-term mutual funds	13,960	13,960	—	—	29,328	29,328	—	—
Investment in equity instruments	6,916	—	248	6,668	9,045	—	256	8,789
Commercial paper, Certificate of deposits and bonds	185,048	6,865	178,183	—	109,837	9,755	100,082	—

Liabilities
Derivative instruments:
Cash flow hedges	(130)	—	(130)	—	(818)	—	(818)	—
Others	(1,180)	—	(1,180)	—	(759)	—	(759)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2019		December 31, 2019
Balance at the beginning of the period	₹	5,685	₹	6,668
Additions		2,869		1,351
Transfers out of Level 3		(647)		—
Disposal		(1,341)		(143)
Gain/(loss) recognized in foreign currency translation reserve		203		290
Gain/(loss) recognized in other comprehensive income		(101)		623

Balance at the end of the period	₹	6,668	₹	8,789

19. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2018		2019
Balance at the beginning of the period	₹	16,618	₹	15,250

Translation difference related to foreign operations, net		4,453		3,924
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(4,131)		—
Change in effective portion of hedges of net investment in foreign operations		(287)		—

Total change during the period		35		3,924

Balance at the end of the period	₹	16,653	₹	19,174

20. Income taxes

Income tax expenses has been allocated as follows:

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Income tax expense as per the interim condensed consolidated statement of income	₹	6,966	₹	6,164	₹	18,178	₹	18,594
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		426		(47)		(308)		(275)
Gains/(losses) on cash flow hedging derivatives		1,141		(449)		339		(571)
Defined benefit plan actuarial gains/(losses)		(65)		(43)		51		(61)

	₹	8,468	₹	5,625	₹	18,260	₹	17,687

Income tax expenses consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Current taxes
Domestic	₹	5,342	₹	3,914	₹	13,679	₹	12,478
Foreign		1,878		1,814		5,462		5,510

		7,220		5,728		19,141		17,988

Deferred taxes
Domestic		(315)		845		(856)		1,176
Foreign		61		(409)		(107)		(570)

		(254)		436		(963)		606

	₹	6,966	₹	6,164	₹	18,178	₹	18,594

Income tax expenses are net of (provision recorded) / reversal of provisions pertaining to earlier periods, amounting to ₹270 and ₹1,263 for the three months ended December 31, 2018 and 2019, and ₹(133) and ₹6,516 for the nine months ended December 31, 2018 and 2019 respectively.

21. Revenues

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Rendering of services	₹	147,436	₹	152,103	₹	425,063	₹	444,718
Sales of products		3,159		2,602		10,719		8,404

	₹	150,595	₹	154,705	₹	435,782	₹	453,122

22. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Employee compensation	₹	76,129	₹	82,381	₹	222,387	₹	241,123
Sub-contracting/ technical fees		24,030		22,764		70,791		67,750
Cost of hardware and software		2,883		2,702		10,225		8,381
Travel		4,688		4,956		13,305		14,138
Facility expenses		5,227		4,881		16,375		14,662
Depreciation, amortization and impairment*		5,172		5,295		13,879		15,064
Communication		1,011		1,213		3,464		3,495
Legal and professional fees		1,282		1,142		3,731		3,477
Rates, taxes and insurance		601		692		1,110		1,853
Marketing and brand building		696		690		1,970		1,953
Lifetime expected credit loss and provision for deferred contract cost		(789)		(72)		1,254		649
Miscellaneous expenses**		1,908		1,555		10,398		4,161

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	122,838	₹	128,199	₹	368,889	₹	376,706

*	Depreciation, amortization and impairment includes impairment on certain intangible assets recognized on acquisitions, amounting to ₹838 for the three months and nine months ended December 31, 2018.
**	Miscellaneous expenses for the nine months ended December 31, 2018, includes an amount of ₹5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the company.

23. Finance expense

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Interest expense	₹	1,161	₹	1,267	₹	3,497	₹	3,968
Exchange fluctuation on foreign currency borrowings, net		466		577		1,348		1,707

	₹	1,627	₹	1,844	₹	4,845	₹	5,675

24. Finance and other income

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Interest income	₹	4,638	₹	4,969	₹	13,704	₹	17,277
Dividend income		90		73		275		262
Net gain from investments classified as FVTPL		680		245		1,664		983
Net gain from investments classified as FVTOCI		(46)		83		52		652

	₹	5,362	₹	5,370	₹	15,695	₹	19,174

25. Foreign exchange gains/(lossses), net

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL	₹	4,504	₹	(367)	₹	1	₹	2,207
Other Foreign exchange gains/(losses), net		(3,593)		1,094		2,898		(31)

	₹	911	₹	727	₹	2,899	₹	2,176

26. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Profit attributable to equity holders of the Company	₹	25,103	₹	24,558	₹	65,198	₹	73,958
Weighted average number of equity shares outstanding		6,006,062,585		5,692,132,118		6,006,193,456		5,879,588,157

Basic earnings per share	₹	4.18	₹	4.31	₹	10.86	₹	12.58

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Profit attributable to equity holders of the Company	₹	25,103	₹	24,558	₹	65,198	₹	73,958
Weighted average number of equity shares outstanding		6,006,062,585		5,692,132,118		6,006,193,456		5,879,588,157
Effect of dilutive equivalent share options		14,608,716		11,132,923		13,946,673		13,378,749

Weight average number of equity shares for diluted earnings per share		6,020,671,301		5,703,265,041		6,020,140,129		5,892,966,906

Diluted earnings per share	₹	4.17	₹	4.30	₹	10.83	₹	12.55

Earnings per share and the number of shares outstanding for the three and nine months ended December 31, 2018 have been proportionately adjusted for the bonus issue in the ratio of 1:3 i.e. 1 (one) bonus equity share of ₹2 each for every 3 (three) fully paid-up equity shares held (including ADS holders).

27. Employee benefits

Employee costs includes

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Salaries and bonus	₹	73,463	₹	79,871	₹	214,575	₹	232,870
Employee benefits plans
Gratuity and other defined benefit plans		346		334		941		1,053
Defined contribution plans		1,825		2,176		5,492		6,301
Share based compensation		495		—		1,379		899

	₹	76,129	₹	82,381	₹	222,387	₹	241,123

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
Cost of revenues	₹	63,918	₹	70,509	₹	186,363	₹	205,785
Selling and marketing expenses		7,759		7,851		23,212		23,134
General and administrative expenses		4,452		4,021		12,812		12,204

	₹	76,129	₹	82,381	₹	222,387	₹	241,123

The Company has granted 30,000 and 2,957,000 options under RSU option plan during the three and nine months ended December 31, 2019, respectively (30,000 and 2,995,000 for the three and nine months ended December 31, 2018); 40,000 and 2,710,400 options under ADS option plan during the three and nine months ended December 31, 2019, respectively (255,000 and 3,156,000 for three and nine months ended December 31, 2018).

The Company has also granted Nil and 2,244,500 Performance based stock options (RSU) during the three and nine months ended December 31, 2019, respectively (Nil and 1,567,000 for the three and nine months ended December 31, 2018); Nil and 2,440,600 Performance based stock options (ADS) during the three and nine months ended December 31, 2019, respectively (Nil and 1,673,000 for three and nine months ended December 31, 2018).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

28. Other operating income

Nine months ended December 31, 2018

Sale of hosted data center services business: During the nine months ended December 31, 2018, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration was ₹27,790 and the Company paid ₹3,766 to subscribe for units issued by the buyer. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at December 31, 2018. Consequently, the sale consideration accounted represents cash proceeds of ₹24,024 and units amounting to ₹1,734 issued by the buyer.

Loss of control in subsidiary: During the nine months ended December 31, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Nine months ended December 31, 2019

During the period ended December 31, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹152 has been recognized under Other operating income.

During the period ended December 31, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹597 is recognized under Other operating income.

29. Commitments and contingencies

Capital commitments: As at March 31, 2019 and December 31, 2019 the Company had committed to spend approximately ₹12,443 and ₹13,612 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2019 and December 31, 2019, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹18,456 and ₹18,770 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 (including interest of ₹13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹3,286 (including interest of ₹1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Final assessment order in October 2019 with an estimated demand of ₹1,347 (including Nil interest), arising primarily on account of Capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2016, the Company received the Draft assessment order in December 2019 with an estimated demand of ₹704 (including Nil interest), arising primarily on account of Capitalization of wages. The Company will file objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For year ended March 31, 2007 to year ending March 31, 2012, the company has received tax demand of ₹227 (Including ₹102 interest) for non-deduction of tax at source on some payments. Company has already deposited the demand under protest. The Company received order issued by Income Tax Appellate Tribunal, Bengaluru rejecting company’s appeal. The Company has filed an appeal against the said order with the Hon’ble High Court of Karnataka within the prescribed timelines. Company is already having a favorable order on this issue from the Hon’ble High Court of Karnataka for earlier year.

Income tax demands against the Company amounting to ₹66,441 and ₹73,898 are not acknowledged as debt as at March 31, 2019 and December 31, 2019, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹8,477 and ₹9,370 as of March 31, 2019 and December 31, 2019. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

30. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

31. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2018, is as follows:

	IT Services
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total	IT Products	ISRE	Reconciling Items	Total
Revenue	45,979	19,241	22,875	18,996	19,104	11,981	8,480	146,656	3,145	1,713	(8)	151,506
Segment Result	9,095	1,973	5,291	3,613	4,177	2,391	1,578	28,118	212	(686)	48	27,692
Unallocated								976	—	—	—	976

Segment Result Total								29,094	212	(686)	48	28,668
Finance expense												(1,627)
Finance and other income												5,362
Share of profit/ (loss) of associates accounted for using the equity method												7

Profit before tax												32,410
Income tax expense												(6,966)

Profit for the period												25,444

Depreciation, amortization and impairment												5,172

Information on reportable segment for the three months ended December 31, 2019, is as follows:

	IT Services
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total	IT Products	ISRE	Reconciling Items	Total
Revenue	46,612	19,799	25,443	19,553	18,584	12,450	8,565	151,006	2,576	1,847	3	155,432
Segment Result	8,246	3,186	4,725	3,130	3,256	2,385	1,444	26,372	(140)	(528)	169	25,873
Unallocated								1,360	—	—	—	1,360

Segment Result Total								27,732	(140)	(528)	169	27,233
Finance expense												(1,844)
Finance and other income												5,370
Share of profit/ (loss) of associates accounted for using the equity method												34

Profit before tax												30,793
Income tax expense												(6,164)

Profit for the period												24,629

Depreciation and amortization												5,295

Information on reportable segment for the nine months ended December 31, 2018, is as follows:

	IT Services
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total	IT Products	ISRE	Reconciling Items	Total
Revenue	129,219	55,793	65,646	54,202	58,189	34,945	24,394	422,388	9,553	6,757	(17)	438,681
Other operating income	—	—	—	—	—	—	—	2,798	—	—	—	2,798
Segment Result	24,182	6,698	12,112	4,294	12,885	6,065	3,411	69,647	(954)	(1,054)	172	67,811
Unallocated								1,981	—	—	—	1,981

Segment Result Total								74,426	(954)	(1,054)	172	72,590
Finance expense												(4,845)
Finance and other income												15,695
Share of profit/ (loss) of associates accounted for using the equity method												(26)

Profit before tax												83,414
Income tax expense												(18,178)

Profit for the period												65,236

Depreciation, amortization and impairment												13,879

Information on reportable segment for the nine months ended December 31, 2019, is as follows:

	IT Services
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total	IT Products	ISRE	Reconciling Items	Total
Revenue	137,767	57,651	71,339	56,873	56,392	35,672	25,387	441,081	8,218	6,059	(60)	455,298
Other operating income	—	—	—	—	—	—	—	749	—	—	—	749
Segment Result	25,988	8,978	12,183	8,410	10,406	6,916	4,006	76,887	(398)	(1,341)	320	75,468
Unallocated								3,124	—	—	—	3,124

Segment Result Total								80,760	(398)	(1,341)	320	79,341
Finance expense												(5,675)
Finance and other income												19,174
Share of profit/ (loss) of associates accounted for using the equity method												16

Profit before tax												92,856
Income tax expense												(18,594)

Profit for the period												74,262

Depreciation and amortization												15,064

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended December 31,				Nine months ended December 31,
	2018		2019		2018		2019
India	₹	7,401	₹	7,321	₹	24,445	₹	22,765
Americas*		84,056		89,549		239,730		261,654
Europe		37,835		36,279		110,462		106,701
Rest of the world		22,214		22,283		64,044		64,178

	₹	151,506	₹	155,432	₹	438,681	₹	455,298

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2018 and 2019.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) “Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b) Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c) For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d) For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f) Other Operating income of ₹2,798 and ₹749 for the nine months ended December 31, 2018 and 2019 respectively. Refer Note 28.

g) Segment results for ENU industry vertical for the nine months ended December 31, 2018, is after considering the impact of ₹5,141 ($75 million) paid to National Grid on settlement of a legal claim against the Company.

h) Segment results for Health BU industry vertical for the three and nine months ended December 31, 2018 is after considering the impact of ₹838 of impairment on certain intangible assets recognized on acquisitions.

32. List of subsidiaries and investments accounted for using equity method as at December 31, 2019 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA

		Wipro Promax Analytics Solutions Americas, LLC	USA

	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia

	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman

	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH	Austria

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, HealthPlan Services, Inc, Appirio, Inc. and International TechneGroup Incorporated are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Designit Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	IT S.R.L.		Italy
		Mech Works S.R.L.	Italy

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at December 31, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

33. Bank balance

	As at December 31, 2019
	In current Account		In Deposit Account		Total
Axis Bank	₹	46	₹	36,691	₹	36,737
ICICI Bank		158		36,215		36,373
HDFC Bank		249		34,932		35,181
Citi Bank		17,254		8,899		26,153
HSBC		16,239		7,506		23,745
ANZ Bank		454		10,284		10,738
Kotak Mahindra Bank		1		6,829		6,830
Saudi British Bank		628		2,188		2,816
Canara Bank		—		2,500		2,500
Wells Fargo Bank		1,091		571		1,662
BNP Paribas		937		—		937
JP Morgan Chase		631		—		631
Uni Credit Banca		379		—		379
Silicon Valley Bank		262		—		262
Standard Chartered Bank		248		—		248
Bank of Tokyo		149		—		149
United Amara Bank		128		—		128
Rabo Bank		121		—		121
Others		1,047		—		1,047

Total	₹	40,022	₹	146,615	₹	186,637

34. Events after the reporting period

The Board of Directors in their meeting held on January 14, 2020, declared an interim dividend of ₹ 1/- (US$ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-)

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 14, 2020